Exhibit 4.34

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

English Translation

Game Software License Agreement

This Agreement is entered into on September 30, 2009 by and between:

Party A: Beijing Gamease Age Digital Technology Co., Ltd.

Address: Flr. 2-5, East Wing, Jingyan Hotel, #29 Shijingshan Road, Shijingshan District, Beijing

Contact Person: Fang Li

Tel: 010-62726906

Party B: Dragon Online (Beijing) Technology Co., Ltd.

Address: Flr. a1, Building 2, Complex 29, Shangdi Road (East), Haidian District, Beijing

Contact Person: Long Xiang

Tel: 010-62961393 Ext.-382

Whereas:

(A)	Party B owns the server and client software technology of the online game version (excluding new expansion packs and new versions that Party A may create through subsequent development and upgrade, hereinafter referred to as “Licensed Product”, with detailed definition set forth in Clause 1.5-“Licensed Product”) of “Zhong Hua Ying Xiong” (“Zhong Hua Ying Xiong” is the temporary name of the Game, which is subject to final revision in the written supplementary agreement to be further reached by and between both parties).

(B)	Party B wishes to improve the market awareness of and acquire market share for “Zhong Hua Ying Xiong” in order to gain revenue from potential markets.

(C)	Party A intends to operate, promote, publish, produce, use, sell and improve the Licensed Product and provide service and support to customers of the product.

(D)	Party B grants to Party A the full right to maintain, operate and promote the Licensed Product and to use all trademarks and logos of the Licensed Product.

(E)	Party B undertakes that it owns all independent intellectual property rights to and in the Licensed Product, and Party A shall pay License Fee to and share revenue with Party A in order to acquire the * exclusive right to distribute the Licensed Product in the Mainland of China and to obtain technical support service from Party B during operation of the Licensed Product.

The symbol ‘*’ in this exhibit indicates places where information has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

Through mutual negotiation, both parties hereby agree as follows:

1. Definitions:

The following words in this Agreement, unless otherwise interpreted as required by the context, shall have the following meanings respectively:

1.1 “License Fee” shall refer to the license fee payable by Party A to Party B pursuant to Clauses 4.1., 4.2 and 4.3 of this Agreement in order to acquire the right to distribute the Licensed Product as referred to hereunder.

1.2 A “day” shall refer to a working day during Monday to Friday, excluding Saturday, Sunday and other bank holidays or public holidays.

1.3 An “Error” shall refer to a material defect, failure and severe function restriction occurring with the Licensed Product during the term of this Agreement, and such errors shall include, without limitation to:

1.3.1 Failure in non-stop execution, data loss, improper or erroneous output format;

1.3.2 The Game contains any material error that prevents output of items or experiences, within the system based on the pre-set mode.

1.3.3 The server or client program of the Game is unstable and frequently suffers from automatic exit or suspension.

1.4 “Technical Support Service” shall refer to the reasonable upgrade (patch) and technical consulting services provided by Party B as requested by Party A.

1.5 “Licensed Product” shall refer to the programs and source codes of the online game version of “Zhong Hua Ying Xiong” (temporary name) (excluding new expansion packs, new versions and development and operation tools that Party A may create through subsequent development and upgrade), and all products, trademarks, logos, rights and interests thereof that are for commercial use, including, without limitation to the online game “Zhong Hua Ying Xiong”, expansion packs developed by Party B, subsequent upgrades and associated peripheral products developed by Party B, presented in whatsoever forms, or stored in whatsoever media. Licensed Product shall be capable of secure and normal operation.

1.6 “Game Revenue” shall refer to the amount actually consumed by all game users in each calendar month as actually received by Party A before deduction of channel cost, business tax and surcharge and before sharing of revenue with Party B (the actual revenue audited by an audit firm). Both parties shall calculate “Game Revenue” on the basis of the data from the billing system of Licensed Product. “Game Revenue” shall be denominated and calculated by certain amount of currency, which is effected by game users’ use of such applicable methods as Point Card, Monthly Payment Card, Virtual Goods Card, Virtual Point Card, Prepaid Point Card, etc. Game Revenue of a month shall be the basis of sharing of monthly sales between both parties, which shall take effect after written confirmation by both parties and then become the base amount of profit sharing between both parties.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

1.7 “Peripheral Products” of the Game shall refer to the physical materials developed by Party A or through appropriate licensed developers that are in connection with the content of the Game. They shall include, without limitation to, puppets of characters in the Game, stationary, tools and publications relating to the content of the Game, clothes, ornaments and household items bearing the logo of and the image of characters in the Game, graphic rings for mobile phones, tactic brochures, etc.

1.8 “Sales of Peripheral Products” shall refer to the net income from sale of Peripheral Products after deduction of manufacturing cost, channel cost, business tax and surcharge or VAT.

1.9 “Brand License Fee of Peripheral Products” shall refer to the license fee collected by Party A from third parties for authorizing them to manufacture and market “Peripheral Products”.

1.10 “Advertisement Revenue” shall refer to the revenue resulting from any advertisement conducted using the Game or in connection therewith that has been received from customers after deduction of business tax and of any and all advertisement-related expenses to third-party advertisement agents and all other discounts payable to third parties.

1.11 A “Product Package” shall refer to a product sold to users that contains virtual props.

1.12 “Expansion Packs and Subsequent Upgrades” shall refer to upgraded, optimized versions and all other types of updated versions of Licensed Product.

1.13 “Virus” shall refer to computer programs capable of reproducing themselves into other storage media (including, without limitation to, tapes, memory sticks, electronic tape machines, CDs, discs), destroying data, causing damages to users’ files, and/or making troubles for users.

1.14 “China” shall refer to the Mainland of the People’s Republic of China and shall exclude Hong Kong, Macau and Taiwan.

1.15 “Monthly Game Revenue”: A “month” in this Agreement shall be a calendar month, that is, the period from the first day to the final day of each month. Monthly Game Revenue shall refer to the sum of “Game Revenue” received within a calendar month.

1.16 “Open beta test”: “Open beta test” in this Agreement shall refer to the opening of account registration to game players to permit large-scale login of the Game.

1.17 “Pre-Closed Test”: “Pre-Closed Test” in this Agreement shall refer to test of the Game by Party A on a company-wide basis after the Game is delivered to Party A upon fulfillment of all functions according to the design of the Game.

1.18 “Closed Beta Test” shall refer to the test done within Party A and Party B in order to ensure that the Game is free of design defects.

1.19 “Commercial Operation” shall refer to officially starting billing of players of the Game (including, without limitation to, opening the RMB shopping space, or hourly billing, etc.)

1.20 “PCU” shall refer to Peak Concurrent Users, which means the maximum number of concurrent online users.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

2. Grant of License:

2.1 In consideration of the payment referred to hereinafter and the associated conditions, Party B grants to Party A the exclusive * right to operate the online game “Zhong Hua Ying Xiong” in the Mainland of China, and authorizes Party A to take charge of the promotion, publication, manufacturing, marketing, maintenance and improvement of Licensed Product, and Party A shall not sublicense or grant to any third party other than Party A any right to and in Licensed Product in the Mainland of China without written consent of Party B. Within the territory of China, Party B shall not independently run Licensed Product in whatsoever forms, and neither shall it transfer or grant Licensed Product, either in part or in entirety, to any third party that is other than Party A and has not been approved or appointed by Party A. An affiliate of Party A intending to acquire the same rights as those enjoyed by Party A under Clause 2.1 shall be subject to written consent of Party B, which consent Party B shall not withhold without due cause.

2.2 Party A has the right to independently determine the strategies of operation, distribution, promotion, publication, manufacturing, marketing and maintenance of the Product, and is independently responsible for implementing the operation and strategies of the Product. Party B has the right to raise questions and advice on specific strategies, to which Party A shall respond in writing.

2.3 For the purpose of performing this Agreement, Party A shall have the right to use the trademarks, logos and all character images contained in Licensed Product as necessary methods of promotion. Subject to prior written consent of Party B, Party A shall have the right to apply for, revise and create trademarks and logos corresponding to Licensed Product depending on marketing needs, and shall possess ownership to the trademarks and logos resulting from such application, creation and revision.

3. Term of Agreement & Schedule

3.1 Term of Agreement:

This Agreement shall take effect from the date of signing by both parties, and shall remain * valid as long as law permits unless it is cancelled as mutually agreed by both parties or is terminated earlier pursuant to Article 9 herein.

3.2 Operation Schedule:

After approval for the Game is gained from the governmental authority in charge, Party A shall work with Party B to commence commercial operation as soon as practicable. Party A shall have the right to select the date of commencement of commercial operation and shall give a written notice to Party B on the even day, provided that commercial business shall be initiated not later than * from the date of execution of this Agreement, except that Party A shall not be deemed as in default in the event of failure to initiate commercial operation within such * period as result of the failure to obtain the governmental approval. The exact date of commencement of commercial operation is to be negotiated and determined by both parties.

3.3 Version Plan and Delivery Schedule: to be discussed and determined later by both parties.

3.4 Game Inspection and Acceptance

The symbol ‘*’ in this exhibit indicates places where information has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

3.4.1 Within the Term of this Agreement, Party A shall have the right to monitor the development process of the Game by Party B, including personal visit to the premises of Party B. When Party A requests an inspection, Party B shall report relevant development details to Party A in writing, and shall demonstrate Licensed Product to Party A as requested.

3.4.2 In order to faithfully fulfill the mutually agreed operation schedule, Party B shall develop the Pre-closed test version, the closed beta test version, the open beta test version and the commercial operation version successively and stage by stage, and shall not start next-step development until the prior step of development passes inspection by Party A.

3.4.3 As to the delivery, inspection of game versions (pre-closed test version, closed beta test version, open beta test version and commercial version & revisions thereof) and the confirmed form of mutual communication, both parties agree that the mutually agreed version plan and delivery schedule shall serve as the written basis of inspection and measurement of various versions by Party A, and that Party A shall conduct review, issue test comments and perform inspection and confirmation according to the mutually agreed requirements within fifteen (15) working days (“Acceptance Period” hereinafter) after receiving the complete server and client version delivered by Party B.

3.4.4 If Party A finds during review that Party B has failed to carry out development as mutually agreed, and that a material defect sufficient to affect normal and secure operation of the Game has occurred, it shall present a formal written report within the inspection period, and if such report is not presented as agreed, the delivery will be deemed as conforming, Party B shall implement improvement within twenty (20) working days (or some other period determined and accepted in writing by both parties) from receipt of the written report and deliver the revised or improved version to Party A, and the development task concerned is concluded when Party A inspects and accepts the re-delivered version.

3.4.5 In the event that both parties have not specified any technical requirements but certain version of the Product is essentially of design defects, Party A shall have the right to supplement and revise the contents agreed by both parties and communicate with Party B in a friendly manner in order to reach common understanding. Party B shall, pursuant to such common understanding, perform improvement within twenty (20) working days (or other period determined and accepted in writing by both parties) and deliver the revised or improved version to Party A, and the development task concerned is concluded when Party A inspects and accepts the re-delivered version.

3.4.6 As to the form of mutual communication with regard to the foregoing delivery, inspection and acceptance matters, both parties agree that written communication shall be the sole acceptable form of communication (printable files, emails, handwritings, or any and all other legible formal written documents).

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

4. License Fee and Revenue Sharing

4.1 Basic License Fee:

In order to support development of Licensed Product by Party B and to acquire the exclusive    *    right to run Licensed Product of Party B in the Mainland of China, Party A will pay Basic License Fee in the sum of    *    (    *    ONLY) in three installments, of which the detailed payment schedule is:

4.1.1Party A shall pay the initial installment of Basic License Fee in the amount of    *    (    *    ONLY) to Party B within ten working days after both parties officially sign the Agreement and Party A receives the formal invoice from Party B.

4.1.2 Party A shall pay the second installment of Basic License Fee in the amount of    *    (    *    ONLY) to Party B within ten working days after the closed beta test version of Licensed Product as delivered by Party B passes inspection of Party A and Party A receives the formal invoice from Party B.

4.1.3 Party A shall pay the third installment of Basic License Fee in the amount of    *    (    *    ONLY) to Party B within ten working days after commercial operation of Licensed Product is officially initiated and Party A receives the formal invoice from Party B.

4.2 Supplementary License Fee:

Supplementary License Fee is in the sum of    *    (    *    ONLY), which will be paid by Party A to Party B in three installments pursuant to the following schedule:

4.2.1 Party A shall pay the initial installment of Supplementary License Fee in the amount of    *    (    *    ONLY) after Licensed Product is officially brought into commercial operation and Party A confirms that Game Revenue from Licensed Product reaches    *    (    *    ONLY) cumulatively, and within ten working days after Party A receives the formal invoice from Party B.

4.2.2 Party A shall pay the second installment of Supplementary License Fee in the amount of    *    (    *    ONLY) after Licensed Product is officially brought into commercial operation and Party A confirms that Game Revenue from Licensed Product reaches    *    (    *    ONLY) cumulatively, and within ten working days after Party A receives the formal invoice from Party B.

4.2.3 Party A shall pay the third installment of Supplementary License Fee in the amount of    *    (    *    ONLY) after Licensed Product is officially brought into commercial operation and Party A confirms that Game Revenue from Licensed Product reaches    *    (    *    ONLY) cumulatively, and within ten working days after Party A receives the formal invoice from Party B.

4.3 Additional License Fee:

Effective from the start of commercial operation, if Game Revenue from Licensed Product averagely exceeds    *    (    *    ONLY) in every three months consecutively, the portion in excess of    *    of said three consecutive months’ average Game Revenue will be additionally paid to Party B and the average Game Revenue of the 3 months will serve as the new base amount of adjustment of Additional License Fee; if Game Revenue in the 3 consecutive months following that additional payment again averagely goes beyond the new base amount of adjustment, the difference between said 3 months’ average Game Revenue and the new base amount of adjustment shall be further paid to Party B and another new base amount of adjustment shall be adopted; and similarly thenceforth without subjecting to any maximum limit. If Game Revenue of a month is included in calculation of Additional License Fee, such revenue shall be excluded from calculation of the next Additional License Fee payment.

The symbol ‘*’ in this exhibit indicates places where information has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

For instance, if Game Revenue in the 1st, 2nd and 3rd month after start of commercial operation is    *    ,    *    and    *    respectively, then Party A shall pay Additional License Fee to Party B in the amount of    *    (=    *    +    *    +    *    )/3-    *     ); and if Game Revenue in the 4th, 5th and 6th month is    *    ,    *    and    *    respectively, then Party A shall pay Additional License Fee to Party B in the amount of    *    (=    *    +    *    +20million)/3-    *    ).

Example:

Average Game Revenue in 3 Consecutive Months	*	*	*	*	*	*	*
Base Amount of License Fee Adjustment	*	*	*	*	*	*	*

That is, when average Game Revenue in 3 consecutive months reaches    *    , the base amount of Additional License Fee adjustment will also amount to    *    (Additional License Fee paid by Party A to Party B will amount to    *    cumulatively).

Payment Schedule of Additional License Fee: Party A shall provide revenue data to Party B within 10 days after the end of each 3-month period and both parties will make settlement based on the data. After both parties confirm correctness of the data, Party B will issue a formal invoice to Party A and Party A will pay to Party B within ten working days from receipt of the invoice.

4.4 Revenue Sharing:

In view that Party B will provide Party A with ongoing technical service, technical training, maintenance support and other services for Licensed Product within the Term of the Agreement, the portion of Game Revenue received from game users by both parties as result of running Licensed Product beyond the cumulative amount of    *    (    *    ONLY) shall be settled and shared by both parties according to the following percentages and schedule and in addition to the aforesaid License Fee:

The symbol ‘*’ in this exhibit indicates places where information has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

4.4.1 Revenue Sharing Percentages:

Effective from commencement of commercial operation of Licensed Product and after the cumulative Game Revenue from Licensed Product reaches * ( * ONLY), and out of the portion of Game Revenue in excess of * ( * ONLY) (exclusive), Party A shall pay * % of monthly revenue from “Zhong Hua Ying Xiong” to Party B on a monthly basis.

4.4.2 Revenue Sharing Payment Schedule

Effective from commencement of commercial operation of Licensed Product and after the cumulative Game Revenue from Licensed Product reaches * ( * ONLY), Party A shall, by the 10th day of each month, provide Party B with the prior month’s revenue figures and revenue sharing data, and both parties shall make settlement according to said data. After both parties recognize correctness, Party B shall issue a formal invoice to Party A and Party A shall pay to Party B within ten working days after receiving the invoice.

4.5 Sharing of Revenue from Peripheral Products

4.5.1. Party A shall share sales of Peripheral Products with and pay the shared revenue to Party B on a monthly basis, which shall be calculated according to the following terms:

4.5.1.1 Peripheral Products Sold by Direct Retail through Online Shopping Center of Party A:

Revenue Shared by Party B=Sales of Peripheral Products (value of actually consummated transactions) x * %

4.5.1.2 Peripheral Products Sold by Party A through Brand Licensees:

Revenue Shared by Party B=Brand License Fee of Peripheral Products x * %

4.5.1.3 See Clause 1.8 for definition of “Sales of Peripheral Products”. Both parties further agree that they may negotiate to determine a new pattern and percent of revenue sharing if Party A finds during hands-on operation that the selling expense of Peripheral Products is excessively high.

4.6 sharing percentage and payment schedule as set forth in Clause 4.4, and Party A shall, by the 10th day of each month, provide Party B with the prior month’s revenue figures and revenue sharing data of the product packages containing virtual products.

4.7 Advertisement Revenue generated during operation of Licensed Product is subject to the same revenue sharing percentage and payment schedule as set forth in Clause 4.4, and Party A shall, by the 10th day of each month, provide Party B with the prior month’s advertisement revenue figures and revenue sharing data. Party B shall have the right to request Party A to show the agreements with third parties that are in connection with the advertisement. See Clause 1.10 for definition of Advertisement Revenue.

The symbol ‘*’ in this exhibit indicates places where information has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

4.8 Other revenues other than Game Revenue that are generated during operation of Licensed Product, after deduction of requisite costs and expenses, shall serve as the basis of revenue sharing by both parties, which shall be subject to the same revenue sharing percentage and payment schedule as set forth in Clause 4.4, and Party A shall, by the 10th day of each month, provide Party B with the prior month’s revenue figures and revenue sharing data.

4.9 All amounts due and payable shall be paid in RMB.

4.10 The above payments shall be made through remittance or by cheque. The bank account details of Party B are:

Account Name: Dragon Online (Beijing) Technology Co., Ltd.

Bank: Industrial Bank of China Beijing Branch Shangdi Office

Account No: *

4.11 Party B shall independently bear all taxes payable for all shared revenues as received from Party A.

4.12 Before Party A makes a payment, Party B shall issue a valid invoice to Party A.

4.13 If the agreed operation schedule is extended as mutually approved in writing by both parties, the corresponding payment may be deferred accordingly without requiring Party A to pay any penalty.

5. Rights and Obligations of Party B

5.1 Within the Term of the Agreement, both parties will confirm in writing the content of the training to be provided by Party B to Party A, and Party B will provide timely, accurate and sufficient technical training to Party A and undertakes to complete the training relating to the technical support service required by Party A for starting commercial operation, based on cooperation from Party A and not later than commencement of closed beta test.

5.2 Within 6 months after open test of Licensed Product, Party B shall ensure that the development team of the Product will take full responsibility for technical support to Party A in order to prevent downgrade of the level of technical support from Party B for Licensed Product.

5.3 Within the Term of the Agreement, Party B shall persistently provide support and cooperation in terms of core technical and development staffing for Licensed Product. Detailed Staffing Requirement: 1 main planner and 3 core programmers.

5.4 From the date of execution of the Agreement, Party B shall provide maintenance and upgrade services for Licensed Product as requested by Party A, including routine technical maintenance, technical support in emergencies, development of upgraded versions, and regular and irregular upgrades, etc.

The symbol ‘*’ in this exhibit indicates places where information has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

5.5 Both parties agree that Party B shall provide expansion pack updates according to PCU data of Party A during operation of Licensed Product. The schedule is as follows:

Current Year’s PCU	* users or less	* users (inclusive of * )	Above * users

Number of Expansion Packs Updates	One/within current year	Two/within current year	Three/within current year

5.6 Party B shall provide Party A with all marketing materials and user manuals, etc., not later than closed beta test, and shall modify, make additions to or revise such materials and manuals according to the feedbacks and comments provided by Party A after Closed beta test.

5.7 Party B shall provide 7dx24h technical support to address problems occurring during operation of Licensed Product.

5.8 When Party A reports in writing a technical or quality problem of Licensed Product, Party B shall respond within 8 hours, and propose a solution thereto, and shall bear the costs and expenses associated therewith. If the technical or quality problem has already affected continuous running of the Project and prevented users from normal operation, Party B must propose a solution within 24 hours after Party A reports the problem in writing; and product errors involving potential threat on continuous running of the Product and normal operation of users shall be solved within 5 days after they are reported in writing by Party A.

5.9 Both parties shall take measures to ensure security of the source codes of Licensed Product, prevent invalidation of the License as result of divulgement of such source codes, and avoid influence on the commercial operation or on other uses of Licensed Product.

5.10 Unless with written permission of Party A, Party B shall not deliver by whatsoever means the source codes of Licensed Product to any third party, with exception to delivery of such codes as required by laws and statutes.

5.11 Party B shall develop logs relating to the running of Licensed Product according to the formats required by Party A.

5.12 Before Open beta test of Licensed Product, Party B shall transfer to Party A the technical interfaces associated with the anti-plug-in system, during which process Party A shall provide full support.

5.13 Party B shall undertake that it owns full title and copyright to the version of Licensed Product for Open beta test or has obtained appropriate and requisite authorization and permission, and can ensure that Party A can enjoy the License securely and effectively within the Term of the Agreement.

5.14 Party B undertakes that, from the date of execution and within the Term of the Agreement, the rights granted by Party B to Party A pursuant to the Agreement and the act of Party A of exercising such rights in pursuance of the license granted to it hereunder will not be subject to any third-party claims against Party A, and are free of any existing or potential threat.

The symbol ‘*’ in this exhibit indicates places where information has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

5.15 Party A is responsible for developing the billing system, to which Party B shall provide full support. Party B shall make all effort to ensure the security of the accounts and passwords of login terminals of the billing system as provided by Party A.

5.16 Party B agrees to make all possible effort to provide documents in consistent with the terms and conditions of the Agreement in order to assist Party A in obtaining relevant business license for Licensed Product, including, without limitation to, the online publication right.

5.17 Party B is responsible for registering the computer software copyright of Licensed Product and fulfilling applicable licensing and filing procedures, to which Party A shall provide full support.

5.18 Without written permission of Party A, Party B shall not carry out any public relation or marketing activities in China that are in connection with Licensed Product. All public relation and marketing activities in connection with Licensed Product as to be conducted by Party B or its agents and employees shall be subject to comment by Party A. Party B shall not externally spread any information about business results of Party A.

6. Rights and Obligations of Party A

6.1 According to the exclusive license set forth hereunder, Party A shall have the right to exclusively run Licensed Product within China, and pay License Fee and Revenue Sharing amounts to Party B according to applicable provisions of Clause 4 herein.

6.2 Party A shall have the right to review, as agreed herein, the product versions at different stages as delivered by Party B, and if any problem is found during the review, Party A shall have the right to require Party B from time to time to make corrections in order to enable normal operation of Licensed Product in the game market.

6.3 Party A shall carry out preparation for and implement business operation as required.

6.4 Party A shall have the right to independently determine and implement the marketing strategy of Licensed Product.

6.5 Costs and expenses required during operation of Licensed Product shall be borne by Party A. They include costs and expenses of all server and database software, server storage and bandwidth occupation, commercial launch of the Product, purchase and maintenance of all servers, call support center platform and software required by the Product, design and publication required for promoting the Product (including card making, CDs, advertisement, CG animation, posters and gifts), and the costs and expenses of promotion of distribution channels of Licensed Product shall also be borne by Party A.

6.6 Party A is responsible for obtaining approval from appropriate Chinese governmental authorities for publication of Licensed Product, and securing all licenses and permits for commercial operation of Licensed Product in China, provided that Party B is obliged to assist Party A in fulfilling such approval procedures and to provide Party A with required information and materials according to applicable national and governmental regulations in order to obtain such approvals, permits and licenses.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

6.7 Party A shall bear the cost of fixed assets required in market-oriented operation of Licensed Product, and management and operating expenses, customer service expense, and marketing and PR expenses of Licensed Product, including joint advertisement by both parties, advertisement at the administration of industry and commerce, store sign advertisement, in-store advertisement, and other necessary advertisement activities. Party A shall consult with Party B in advance in the event that collaboration of Party B is needed during the designing of marketing or promotional activities.

6.8 Party A shall provide Party B with billing system login terminal, account and password, and shall make the search function available to Party B.

6.9 Party A shall submit sales report to Party B on a monthly basis, the content of which shall include, without limitation to, total sales, number of charged users, number of monthly PCU, commercial sales of product packages, advertisement revenue, sales of peripheral products, billing data, and third party agreements on sale of built-in advertisements in the Game. Party A is obliged to assist Party B in auditing.

6.10 Party A shall permanently possess the ownership to user database and billing data.

6.11 To avoid misunderstanding, Party B agrees that Party A may permit users to enjoy services for Licensed Product and receive client software on a free-of-charge basis during the early period of cooperation.

7. Installation, Maintenance and Training

7.1 If a game code system problem occurs during the service process of Licensed Product, Party A shall report the problem to Party B. After receiving the report, Party B shall solve the problem as quickly as practicable according to provisions of the Agreement. On occurrence of a hacker attack or attack of the Product by other manipulating software inside China, both parties shall cooperate with each other to seek solution.

7.2 Party B shall actively respond to the maintenance requests of Party A. During normal working hours, Party A shall be enabled to contact the appointed technical personnel of Party B through MSN, telephone or on a face-to-face basis, and such appointed technical personnel shall respond in a timely manner to the technical issues raised by Party A. The appointed personnel shall be equipped with a mobile phone that is accessible 24 hours per day and 7 days a week in order to deal with emergency calls.

7.3 If Party A encounters a material technical problem (such as game program failure, security flaw) during the service process of Licensed Product, or carries out reasonable program alteration or upgrade for the purpose of improving game quality or management efficiency, it shall submit a form technical support request to the appointed technical personnel of Party B, and Party B shall make every effort to solve material technical problems within a reasonable period of time, which shall in no event be longer than 5 days.

8. Copyright and Warranties

8.1 Party B represents and warrants to Party A that:

8.1.1 Party B undertakes that it owns and controls full copyrights and intellectual rights to and in the version of Licensed Product in commercial operation, and full rights to and in source codes, all images, characters and logos of Licensed Product.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

8.1.2 The copyright of Licensed Product involves no infringement within the Term of the Agreement.

8.1.3 The content of Licensed Product includes no slander or defamation of any entity.

8.1.4 Licensed Product is free of any other material error that is sufficient to prevent normal running of the Game.

8.2 Once finding that a third party has threatened or is threatening the copyright or intellectual property rights of Licensed Product, Party A shall immediately take legal measures to protect the rights and notify Party B to jointly handle the matter. Except that, in the event that a third party claims for rights to or in or for compensation relating to the copyright or intellectual property rights of Licensed Product, Party A shall immediately notify Party B to lead the proceeding of the legal action and the negotiation for dispute settlement, and shall provide full and necessary assistance to Party B; if Party B is held by a court to have constituted an infringement, Party B shall bear all legal responsibilities and hold Party A harmless from events of that type. In case that Party A has suffered any loss as result thereof, Party B shall compensate all such loss to Party A.

8.3 Party A shall be independently liable for legal actions, losses or compensation responsibilities caused by it in the course of business. If any loss is caused to Party B as result thereof, Party A shall be liable for compensation.

9. Defaults and Termination of Agreement

9.1 Except for the force majeure factors set forth in Clause 12 herein, either party failing to perform the obligations hereunder without due cause and to correct the failure within 7 days after receiving the written notice from the non-defaulting party shall be deemed as in default of the Agreement.

9.2 The defaulting party shall be responsible for compensating the losses caused to the non-defaulting party as result of its act of default, including, without limitation to, losses, attorney’s fee and relevant legal fares of the non-defaulting party.

9.3 If Party A fails to perform the obligations under Clause 6 herein, Party B shall have the right to require daily penalty from Party A at the rate of 0.5‰ of the amount previously paid by Party A in addition to holding Party A liable for the failure according to the covenants in Clauses 9.1 and 9.2.

9.4 In the event that Party B fails to perform the obligations under Clause 5 herein, Party A shall have the right to require daily penalty from Party B at the rate of 0.5‰ of the amount previously paid by Party A in addition to holding Party B liable for the failure according to the covenants in Clauses 9.1 and 9.2.

9.5 According to all delivery schedules prior to the agreed open beta test version (OB), Party A shall have the right to terminate the Agreement and require Party A to refund the previously paid License Fee to the extent that Party B fails to complete relevant tasks after an extension of 6 months due to its own reason. If Party B damages the interest of Party A by publicizing source codes or other confidential information of the Project, Party A may terminate the Agreement and shall have the right to hold Party B liable and claim compensation from Party B by resorting to law. If, during the running of Licensed Product by Party A, losses are caused to Party B as result of divulgement of the source codes due to the fault of Party A, it shall make compensation of such losses to Party B.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

9.6 On appearance of any situation set forth in Clause 8.1 herein, Party A shall have the right to require termination of the Agreement and hold Party B liable for breach of the Agreement according to the covenants in Clauses 9.1 and 9.2.

9.7 After commencement of commercial operation, if a critical error occurs to Licensed Product and Party B fails to solve the error within 30 days, and Licensed Product is therefore prevented from commercial operation and from launch into the market, Party A shall have the right to terminate the Agreement and Party B shall compensate the losses caused to Party A. A critical error shall refer to a technical problem with programs that materially affects normal running of the Game and cannot be solved, divulgement or loss of source codes due to the fault of Party B, or a material problem with the technology of service operation or integration with the billing system. Provided that both parties shall hold meetings to jointly solve the foregoing problems before termination of the Agreement.

9.8 In the event of division, merger, earlier dissolution or involuntary liquidation of Party A due to other reasons within the Term of the Agreement, Party A shall transfer the right to run the Game along with relevant operating data to Party B or the third party appointed by Party B on a fee-paid basis after the same is assessed by a fair third-party appraiser accepted by Party B or appointed pursuant to legal procedures; and in case of division, merger, earlier dissolution or involuntary liquidation of Party B due to other reasons within the Term of the Agreement, Party B shall transfer all copyrights to and in the Game hereunder to Party A or the third party appointed by Party A on a fee-paid basis after the same are assessed by a fair third-party appraiser accepted by Party A or appointed pursuant to legal procedures. If the Game remains in operation during the foregoing processes, both parties shall ensure that the appraisal and transfer procedures will not result in negative impact on the operation.

9.9 Party B shall have the right to cancel the Agreement and re-license the Product to a third party in the following circumstances:

9.9.1 Party A is in default of a payment for more than 3 months without consent of Party B.

9.9.2 Party A transfers its rights and obligations hereunder to its affiliates or to a third person other than its affiliates without consent of Party B.

9.9.3 Based on the mutually agreed operation schedule, Party A has failed to fulfill relevant tasks after an extension of 6 months not due to the fault of Party B and without written acceptance by both parties.

If Party B is forced to cancel the Agreement due to the factors of Party A as described hereinafter, Party A shall continue to Party B the amounts due and payable as of the termination. In the event that cancellation of the Agreement has caused substantial losses to Party B, it shall have the right to claim for compensation from Party A.

9.10 Party A shall have the right to cancel or terminate the Agreement in the following circumstances: Party B breaches the Agreement by delivering the source codes of Licensed Product to any third party that has not been approved or appointed by Party A;

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

9.11 On occurrence of any of the following events, Party A shall be entitled to the right to use the source codes of Licensed Product and have the right to independently develop subsequent improvements of Licensed Product, and shall own independent intellectual property rights of the server and client ends and source codes of associated tools as independently developed subsequently, including full intellectual property rights of expansion packs and upgraded versions as subsequently developed independently: Party B breaches Clause 5.5 of the Agreement.

10. Confidentiality

10.1 The content of the Agreement and the business, financial or other relevant information of either party as obtained by the other party as result of execution and performance of the Agreement shall constitute confidential information. Each party shall use all effort to supervise its consultants, agents or employees to keep such information in confidence. Neither party, if without written consent of the other party, shall divulge any confidential information referred to herein to any third party, except for disclosure to each party’s professional consultants. In addition, Party B may use counterpart copies or photocopies of the Agreement for filing with the governmental authorities in charge for the purpose of obtaining applicable tax preferences.

10.2 This clause is not applicable to information disclosures required by legal proceedings or by national financial authorities, and other disclosures that have been made not as result of errors.

10.3 Terms and conditions of the Agreement shall be kept in strict confidence, and neither party shall, within the Term of the Agreement and permanently, and in whatsoever form and by whatsoever means, disclose the confidential information defined herein to any third party or any location (including websites) either partly or in entirety.

11. Compliance with Law

Both parties agree to comply with laws and regulations of the People’s Republic of China and all other applicable laws and regulations when providing product services and maintenance and dealing with users, media and competitors, including, without limitation to applicable laws and regulations concerning online media, telecommunication service, data privacy and intellectual property right protection.

12. Force Majeure

12.1 Neither party shall be liable for delay or failure to perform the Agreement as result of force majeure, and force majeure shall include, without limitation to the following events, and other force majeure that cannot be foreseen and of which the occurrence and consequences cannot be prevented or avoided, and if such a force majeure event affects performance of certain terms and conditions of the Agreement, both parties shall discuss and determine whether or not to cancel the Agreement or relieve some obligations hereunder depending on the degree of influence of the event on performance of the Agreement.

12.2 Natural disasters, earthquakes, floods, typhoons, explosions, fire.

12.3 Disastrous infectious diseases;

12.4 Insurgence, riot, disturbance, war (whether declared or not);

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

12.5 Laws, acts, orders or statutes or administrative interference enacted by any governmental authority within the territory of the Agreement that are applicable to the Agreement or are binding upon either party hereto (including governmental prohibition of publication or domestic use of games), or any reason unavoidable by both parties;

12.6 Supply disorder of key energy (including, without limitation to, electric power supply);

12.7 Computer system collapse or communication interruption beyond control of both parties;

12.8 The party affected by a force majeure event shall immediately notify the other party upon occurrence of the event, and shall inform the occurrence of the event, the remedial measures taken and the cause of performance inability to the other party in writing within 20 days from occurrence of the event.

13. No Joint Venture or Partnership

Both parties have not established any agent relationship, partnership or joint venture through the Agreement. Neither party shall use the other party’s trademark, logo or company name without the other party’s consent.

14. Marketing

Party A shall have the right to determine the marketing strategy of Licensed Product. Party A undertakes that the total value of marketing resources to be invested within the initial year of Open beta test of Licensed Product will not be less than * ONLY (including sohu.com matrix resources at sohu.com, chinaren, 17173 and house.focus.cn), and that there will be not less than 6 months of promotion before Open beta test.

15. Fair Deal Clause

Party B shall not provide any remuneration, gift or other tangible or intangible benefit to any employee of Party A or of an affiliate of Party A that is in actual or potential business relation with Party B, and/or to such employee’s family members, the act of providing such items shall be deemed as business bribery, which, once identified, shall be deemed as having caused substantial damages to Party A, and Party A shall have the right to claim for compensation of its direct losses by Party B, with exception to promotional gifts of small value that are provided according to business practice during business transactions.

16. Notices

Any and all notices between both parties shall be made in writing and sent by person, registered mail or fax (Sending by email is permitted but is not included as the sole means of notice service hereunder in consideration of the instability of email systems).

The symbol ‘*’ in this exhibit indicates places where information has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

17. Applicable Law & Settlement of Disputes

17.1 Any and all disputes arising from the Agreement, including disputes relating to the existence, effectiveness or termination of the Agreement, shall be referred to Beijing Arbitration Commission for ruling according to the arbitration rules of said Commission as currently prevailing.

17.2 The execution, performance, interpretation and settlement of disputes of the Agreement shall be governed by law of the People’s Republic of China.

(There is no text hereinafter)

Each party has caused its legal representative or authorized representative to sign the Agreement on the date written here below, and the Agreement is made in four identical copies, of which each party respectively holds two.

Party A: Beijing Gamease Age Digital Technology Co., Ltd.

By: /s/ Tao Wang

Date:

Party B: Dragon Online (Beijing) Technology Co., Ltd.

By: /s/ Lanni Yu